Exhibit 99.1

WSP Holdings Announces First Quarter 2013 Results

Wuxi, China, November 28, 2013 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

(Comparison with the fourth quarter of 2012 and the first quarter of 2012)

	Q1 2013	Q4 2012	Q-o-Q	Q1 2012	Y-o-Y
Net revenues ($ million)	119.3	131.4	-9.1%	129.5	-7.8%
Gross profit ($ million)	24.5	6.4	284.4%	2.7	820.5%
Gross margin (% of net revenues)	20.6%	4.9%	—	2.1%	—
Loss from operations ($ million)	(19.1)	(25.2)	24.1%	(11.3)	(69.3)%
Net loss attributable to WSP Holdings Limited ($ million)	(25.8)	(29.1)	11.4%	(16.6)	(55.5)%
Loss per ADS ($)(1)	(1.26)	(1.43)	11.9%	(0.81)	(55.6)%

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares from 1:2 to 1:10, effective as of February 15, 2012.

“The first quarter is typically our seasonally slowest quarter of the year, and we saw a decrease in total revenues from the fourth quarter of 2012, mainly due to a decrease in domestic sales of API products. At the same time, we saw a large increase in export sales due to our efforts targeting international markets.  This led to an increase in average selling prices quarter-over-quarter, primarily for API products, that contributed to the substantial increase in our gross profit,” commented Mr. Longhua Piao, Chairman and CEO of WSP Holdings. “We will continue to focus our marketing efforts on new and existing international markets amidst the current global economic uncertainties.”

Financial Results

First Quarter 2013 Financial Results

(Comparison with the fourth quarter of 2012 and the first quarter of 2012)

Net revenues ($ million)	Q1 2013	Q4 2012	Q-o-Q	Q1 2012	Y-o-Y
API	95.3	101.8	-6.4%	90.4	5.5%
Non-API	17.2	17.5	-1.5%	21.4	-19.8%
Others	6.8	12.1	-43.6%	17.7	-61.4%
Total	119.3	131.4	-9.1%	129.5	-7.8%
Domestic	40.3	72.3	-44.3%	88.5	-54.5%
Export	79.0	59.1	33.8%	41.0	93.0%

Sales volume (tonnes)	Q1 2013	Q4 2012	Q-o-Q	Q1 2012	Y-o-Y
API	69,052	92,953	-25.7%	81,272	-15.0%
Non-API	12,209	11,585	5.4%	13,445	-9.2%
Others	12,818	19,068	-32.8%	23,708	-45.9%
Total	94,079	123,606	-23.9%	118,425	-20.6%
Domestic	45,028	78,759	-42.8%	92,893	-51.5%
Export	49,051	44,847	9.4%	25,532	92.1%

WSP Holdings reported revenues of $119.3 million in the first quarter of 2013, compared to $131.4 million in the fourth quarter of 2012, primarily due to a decrease in revenues from domestic API products. Domestic sales and export sales accounted for 33.8% and 66.2%, respectively, of total revenues for the first quarter of 2013.

On a quarter-over-quarter basis, domestic sales decreased primarily due to a 42.8% decrease in domestic sales volume and partly due to a 2.5% decrease in average selling prices. Export sales increased quarter-over-quarter primarily due to a 22.4% increase in average selling prices, and partly due to a 9.4% increase in sales volume.

On a year-over-year basis, domestic sales decreased primarily due to a 51.5% decrease in domestic sales volume and partly due to a 6.1% decrease in average selling prices. Export sales increased year-over-year primarily due to a 92.1% increase in export sales volume.

API and non-API product sales accounted for 79.9% and 14.4%, respectively, of total revenues in the first quarter of 2013. Lower quarter-over-quarter sales revenues from API product sales were primarily due to a 25.7% decrease in sales volume, offset by a 26.0% increase in average selling prices. Non-API sales revenues decreased quarter-over-quarter primarily due to a 6.5% decrease in average selling prices, offset by a 5.4% increase in sales volume.

API sales revenues increased year-over-year due to a 24.2% increase in average selling prices, offset by a 15.0% decrease in sales volume. Non-API sales decreased year-over-year primarily due to an 11.7% decrease in average selling prices and partly due to a 9.2% decrease in sales volume.

Gross margin in the first quarter of 2013 was 20.6%, compared to 4.9% in the fourth quarter of 2012 and 2.1% in the first quarter of 2012. Higher quarter-over-quarter and year-over-year gross margins were due to higher average selling prices.

Operating expenses in the first quarter of 2013 were $43.7 million, up 38.3% from $31.6 million in the fourth quarter of 2012 and up 212.7% from $14.0 million in the first quarter of 2012. Selling and marketing expenses were $7.6 million, compared to $6.2 million in the fourth quarter of 2012 and $2.9 million in the first quarter of 2012. The quarter-over-quarter increase in selling and marketing expenses was primarily due to an increase in sales commission associated with increased export sales. General and administrative expenses were $35.6 million, compared to $26.3 million in the fourth quarter of 2012 and $16.8 million in the first quarter of 2012. In May 2013, the Company entered into an agreement to waive the payment of approximately $16.8 million owed by Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd., whose 51% equity interest was held by the Company prior to January 2012, to two of the Company’s subsidiaries. In connection with this waiver, we recorded bad debt expenses of approximately $16.8 million, which led to an increase in general and administrative expenses quarter-over-quarter and year-over-year.  The waiver was formally approved by our board of directors in October 2013.

Loss from operations was $19.1 million in the first quarter of 2013, compared to loss from operations of $11.3 million and $25.2 million in the first quarter of 2012 and the fourth quarter of 2012, respectively.

Net interest expense was $8.0 million in the first quarter of 2013, compared to $10.6 million in the first quarter of 2012 and $6.5 million in the fourth quarter of 2012. Higher quarter-over-quarter net interest expense was mainly attributable to an increase in the amount of capitalized interest expense in the fourth quarter of 2012 compared to the first quarter of 2013.

The Company recorded income tax expense of $1.1 million in the first quarter of 2013, compared to an income tax benefit of $3.8 million and $0.6 million in the first quarter of 2012 and in the fourth of 2012, respectively.

Net loss attributable to WSP Holdings was $25.8 million in the first quarter of 2013, compared to net loss attributable to WSP Holdings of $16.6 million and $29.1 million in the first quarter of 2012 and the fourth quarter of 2012, respectively.

Basic and diluted loss per ADS were both $1.26 in the first quarter of 2013, compared to basic and diluted loss per ADS of $0.81 and $1.43 for both in the first quarter of 2012 and in the fourth quarter of 2012, respectively.

Financial Condition

As of March 31, 2013, the Company had cash and cash equivalents of $11.8 million, compared to $26.1 million as of December 31, 2012. Restricted cash totaled $194.1 million as of March 31, 2013, compared to $206.8 million as of December 31, 2012. As of March 31, 2013, the Company had short term borrowings of $809.2 million and long term borrowings of nil, compared to $787.0 million and $15.9 million, respectively, as of December 31, 2012.  As of March 31, 2013, one of the Company’s major operating subsidiaries has drawn down approximately RMB2.5 billion ($404.1 million) out of the total approved syndicated loan facility of RMB2.9 billion ($456.2 million) entered into with eight commercial banks in late August 2011, allowing it to replace certain of its existing short-term borrowings with mid-term working capital loans. The subsidiary is subject to continued compliance with certain bank loan covenants, including maintaining certain financial ratios and thresholds. The subsidiary did not meet certain financial covenants under the syndicated loan facility agreement for the year ended December 31, 2012. The bank syndicate held a review meeting and reached an agreement to waive the aforementioned breaches of financial covenants. The formal approval process within the bank syndicate is currently underway. Another two subsidiaries of the Company are also in breach of their financial covenants under project loans. As of March 31, 2013, the Company’s short term borrowings include loans not due within one year of $197.7 million that were reclassified as short term borrowings due to technical breaches of these loans.  The Company’s lenders have not accelerated the repayment of their loans under these credit facilities.  In the event that the Company is unable to reach an agreement with these lenders, the lenders may accelerate the repayment of the loans and the Company’s ability to draw down under these credit facilities may be affected.

Accounts receivable and inventory totaled $187.8 million and $209.4 million, respectively, as of March 31, 2013, compared to $217.0 million and $205.2 million, respectively, as of December 31, 2012. As of March 31, 2013 total assets were $1,336.2 million, total liabilities were $1,216.4 million and total equity was $119.8 million.

Capital expenditures incurred for the three months ended March 31, 2013 were $4.2 million and were funded mainly through operating cash flow and bank loans. The Company has almost completed its major capital expenditure projects and will continue to reevaluate and revise its capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding.

Going Private Transaction

On August 15, 2013, the Company announced that the parties to the going private transaction of the Company amended the Agreement and Plan of Merger (the “Merger Agreement”) to extend the termination date to December 31, 2013.  Pursuant to the original Merger Agreement dated February 21, 2013, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) will be cancelled and cease to exist in exchange for the right to receive $0.32 without interest, and each ADS, which represents ten ordinary shares, will represent the right to surrender the ADS in exchange for $3.20 in cash without interest.

The Merger is subject to the authorization and approval of the Merger Agreement by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders, as well as certain other customary closing conditions. Expert Master Holdings Limited (“EMH”), a company wholly-owned by Mr. Longhua Piao, the Company’s Chairman and Chief Executive Officer, and UMW China Ventures (L) Ltd. collectively beneficially own sufficient Shares to approve the Merger Agreement and the Merger and have agreed to vote in favor of such approval. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NYSE. However, we cannot assure you that the merger will be completed.

For additional information regarding the going private transaction, please refer to our latest Schedule 13E-3/A and preliminary proxy statement filed with the Securities and Exchange Commission on November 18.

Operational Environment and Business Outlook

After trading in a range of $100-$110 per barrel over the last several months, oil prices traded in a range of $90-$100 a barrel in late October and November 2013. Oil prices are expected to continue fluctuating due to heightened global economic uncertainty.

On the international front, WSP Holdings continues to pursue new opportunities and broaden its customer base in South America, the Middle East and Central Asia, which provide opportunities for sales growth. On the domestic front, WSP Holdings has launched certain new series of non-API products for commercial use and will continue to focus on domestic customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, the Company’s ability to file its annual report and complete the going private transaction according to the timeline above, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

Contact:
WSP Holdings Limited	Compass Investor Relations
Ms. Judy Zhu, IR Director	Ms. Elaine Ketchmere, CFA
Phone: +86-510-8536-0401	Phone: +1-310-528-3031 (Los Angeles)
E-mail: info@wsphl.com	E-mail: eketchmere@compass-ir.com
http://www.wsphl.com	http://www.compassinvestorrelations.com

- Financial Tables Follow —

WSP HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

(Unaudited)

	3 Months Ended March 31, 2013	3 Months Ended March 31, 2012

Net revenues	$119,340	$129,453
Cost of revenues	(94,808)	(126,788)
Gross profit	24,532	2,665

Selling and marketing expenses	(7,587)	(2,911)
General and administrative expenses	(35,607)	(16,845)
Gain on disposal of subsidiary	(166)	2,517
Other operating income	(298)	3,276
Loss from operations	(19,126)	(11,298)
Interest income	1,613	1,668
Interest expenses	(9,590)	(12,228)
Other income	—	64
Exchange differences	2,506	315
Loss before provision for income taxes	(24,597)	(21,479)
Provision for (benefit from) income taxes	(1,069)	3,796

Net loss before earnings in equity investment	(25,666)	(17,683)
Earnings in equity investment	(160)	(15)
Net loss	(25,826)	(17,698)
Net loss attributable to the non-controlling interests	—	1,088
Net loss attributable to WSP Holdings Limited	$(25,826)	$(16,610)
Weighted average ordinary shares used in computation of loss per share:
Basic	204,375,226	204,375,226
Diluted	204,375,226	204,375,226

Loss Per Ordinary Share
Basic	$(0.13)	$(0.08)
Diluted	$(0.13)	$(0.08)

Loss Per ADS(1)
Basic	$(1.26)	$(0.81)
Diluted	$(1.26)	$(0.81)

1 ADS amounts adjusted for a change in the ratio of its American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:2 to 1:10 (“Ratio Change”), effective as of February 15, 2012.

WSP HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	March 31, 2013	December 31, 2012

Assets
Cash and cash equivalents	$11,797	$26,105
Restricted cash	194,149	206,802
Accounts and bills receivable, net	187,777	217,030
Assets held for sale	8,672	—
Other current assets	290,857	282,494
Total Current Assets	693,252	732,431

Property and equipment, net	587,504	597,619
Prepaid lease payments for land use rights, non-current	31,664	34,221
Other non-current assets	23,748	26,051
Total Assets	$1,336,168	$1,390,322

Liabilities
Accounts payables	$291,702	$332,017
Borrowings due within one year	809,203	786,987
Other current liabilities	99,245	86,968
Total Current Liabilities	1,200,150	1,205,972

Borrowings due after one year	—	15,910
Other non-current liabilities	16,223	16,046
Total Liabilities	$1,216,373	$1,237,928

Total WSP Holdings Limited shareholders’ equity	119,795	151,154
Non-controlling interests	—	1,240
Total equity	119,795	152,394
Total Liabilities and Equity	$1,336,168	$1,390,322